Navistar, Inc. 4201 Winfield Road Warrenville, IL 60555 USA P : 630-753-2251 W : www.navistar.com	Rich Tarapchak VP & Corporate Controller

Confidential Treatment of Portions of this Letter

Has Been Requested by Navistar International Corporation

Pursuant to 17 C.F.R. § 200.83.

Such Omissions Are Denoted as [***Redacted***]

May 31, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation
Form 10-K for the fiscal year ended October 31, 2010, filed December 22, 2010,
Definitive Proxy Statement on Schedule 14A, filed January 14, 2011,
Form 10-Q for the fiscal quarter ended January 31, 2011, filed March 9, 2011
File No. 001-09618

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 16, 2011 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2010, Definitive Proxy Statement on Schedule 14A, and Quarterly Report on Form 10-Q for the period ended January 31, 2011 of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Please note that Navistar is requesting confidential treatment pursuant to Rule 83 of the Rules on Information Request, 17 C.F.R. § 200.83, with respect to certain portions of this letter. Confidential information was omitted by means of redacting a portion of the text, with the word “[***Redacted***]” inserted in place of any portions so omitted. We have separately submitted a copy of this letter containing the redacted portions with the Staff, and requested the return of these materials in accordance with Rule 12b-4 under the Exchange Act of 1934, as amended.

United States Securities and Exchange Commission May 31, 2011	Confidential Treatment Requested by Navistar International Corporation

Annual Report on Form 10-K for the fiscal year ended October 31, 2010

Financial Statements, page 65

Notes to Consolidated Financial Statements, page 72

17. Commitments and contingencies, page 131

Legal Proceedings, page 133

Lis Franco de Toledo, et. al. vs. Syntex do Brasil and MWM, page 136

1.	We note from your response to our prior comment number 1 that you have recognized both a liability and a receivable in your financial statements as of January 31, 2011 for the expected loss that may be sustained in connection with the MWM litigation and the expected recovery the company believes it will receive from Wyeth regarding this litigation. If the company believes that the receivable recognized for amounts due from Wyeth is realizable, please explain in further detail why the company believed it was necessary to file pending litigation against Wyeth in May 2010 to seek recognition that Wyeth is liable for any and all liabilities, costs and expenses and payments related to the Lis Franco lawsuit. We may have further comment upon review of your response.

Response:

As disclosed in our prior response, the original purchase agreement included an indemnification of MWM International Industria de Motores da America do Sul Ltda (“MWM”) for any liabilities of Syntex do Brasil Industria e Comercio Ltda. (“Syntex”). In addition, Wyeth Industrica Farmaceutica Ltds (“Wyeth”) has acknowledged in court its sole responsibility for the amounts due in litigation involving Dr. Lis Franco de Toledo and others (collectively, “Lis Franco”). As such, we concluded that any judgment against the Company should be recoverable from Wyeth. We have also had ongoing discussions with Wyeth on this matter, and Wyeth has actively participated in the proceedings. At no point has Wyeth denied its responsibility, nor its liability, in this matter. In addition to our legal position on the right of recovery, we continue to monitor the financial viability of Wyeth in order to assess the collectability of the potential recovery. Based on these factors, we continue to believe that we have legal rights to recovery of any potential losses and that collectability appears probable.

Regardless of our beliefs that any potential losses are both recoverable and collectible from Wyeth, the Company believed it was necessary to file the pending litigation against Wyeth in May 2010, relating specifically to our involvement in the Lis Franco litigation, for the following principal reasons:

[***Redacted***]

United States Securities and Exchange Commission May 31, 2011	Confidential Treatment Requested by Navistar International Corporation

Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2011

Financial Statements, page 4

Notes to Condensed Consolidated Financial Statements, page 8

12. Commitments and Contingencies, page 226

Legal Proceedings, page 28

Retiree Health Care Litigation, page 29

2.	We note from the company’s response to our prior comment number 4 that based on the company’s estimates of the potential loss that may be sustained in connection with the retiree health care litigation, management did not believe that the potential loss that could be incurred in connection with this matter would be material to the company’s financial statements for the period ended January 31, 2011. If management continues to believe that the company is not exposed to a material loss in connection with this matter in future quarterly and annual periods, please revise the notes to the company’s financial statements to disclose that no material loss is expected to be incurred in connection with this matter as you have indicated in your response. Alternatively, please revise future filings to disclose the range of potential loss to which you are exposed in connection with this matter as required by ASC 450-20-50.

Response:

We confirm that in future filings the Company will revise the notes to the financial statements to disclose that no material loss is expected to be incurred in connection with this matter or alternatively, if the potential loss were to become material, revise the notes to disclose the range of potential loss to which we are exposed.

United States Securities and Exchange Commission May 31, 2011	Confidential Treatment Requested by Navistar International Corporation

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (630) 753-2251 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Richard C. Tarapchak
Richard C. Tarapchak
Vice President and Controller